EXHIBIT 99.2

Executive Committee Charter

Purpose

The Executive Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) to aid the Board in an advisory capacity in handling matters that, in the opinion of the Chairman of the Board, should not be postponed until the next scheduled meeting of the Board.

Committee Membership

The Committee shall be comprised of three or more directors, the exact number to be determined from time to time by resolution of the Board.

Members of the Committee shall be appointed by, and may be replaced by, the Board.

Meetings

The Committee shall meet as determined by the Chairman of the Board between meetings of the Board. Two members of the Committee shall constitute a quorum. When more than two members are present, the act of a majority of the members present at a meeting at which a quorum is present shall be the act of the Committee, and when only two members are present, the unanimous vote of the two members shall constitute the act of the Committee. The Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Committee Authority and Responsibilities

During the intervals between meetings of the Board, the Committee shall have and may exercise the powers of the Board to act upon any matters that, in the opinion of the Chairman of the Board, should not be postponed until the next scheduled meeting of the Board; provided that such authority shall (i) be limited by the Company’s Memorandum of Association and Bye-laws and applicable law, regulation and stock exchange rules and (ii) not include authority over matters specifically reserved for another committee of the Board.

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate.

The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal or other advisors. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors employed by the Committee.

The Committee shall maintain minutes for all of its meetings and report any actions or meetings to the Board at the next Board meeting.

The Committee shall have such other powers and perform such other duties as the Board may from time to time delegate to it.

Miscellaneous

Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.